AB Volvo

Press Information

Volvo - six months ended June 30, 2003

	Second quarter		First six months
	2003	2002	2003	2002

Net sales, SEK M	44 593	49 294	85 524	89 679
Operating income, SEK M	2 242	1 559	3 151	1 197
Income after financial items, SEK M	2 043	1 310	2 800	692
Net income, SEK M	1 722	1 080	2 228	334
Sales growth, %	(9.5)	4.7	(4.6)	(1.3)
Income per share, SEK	4.10	2.60	5.30	0.80
Return on shareholders' equity during most recent 12 months period, %			4.2	(2.0)

  During the second quarter the new Volvo FH16 was introduced, equipped with an all-new 16-liter engine of up to 610 horsepower.

  Net sales for the second quarter 2003 amounted to SEK 44,593 M (49,294).

  Strong improvement in truck earnings, a favorable earnings trend in North America and improved results within Renault Trucks in Europe.

  Net income increased to SEK 1,722 M (1,080).

  Income per share for the second quarter amounted to SEK 4.10 (2.60).

  Cash flow after net investments excluding Financial Services amounted to SEK 2.7 billion in the second quarter (3.2).

Comments by the Chief Executive Officer

The Volvo Group continued to improve its profitability for the fourth consecutive quarter compared with the corresponding periods in the preceding year. Earnings improved despite a drop in sales of ten percent related to the weakening of the USD. It is also encouraging to note that the Group generated a positive operating cash flow in the first half of the year.

After great uncertainty in the first quarter concerning the market trend, there are now signs of stabilization. Neither the situation in the Middle East nor the outbreak of SARS had any further negative impact on our primary markets, and we are seeing stabilization in several of our operations.

During the second quarter, demand for construction equipment in North America continued to increase somewhat. During the quarter, the order intake for heavy trucks in Europe began to pick up. Air traffic in Southeast Asia increased again after the WHO warning against travel to China was lifted in June, while at the same time, European airlines showed signs of recovery for the first time since the outbreak of war in Iraq. Despite these recent positive developments, total demand remains at a low level.

The increasing profitability is attributable first and foremost to the Trucks business. Synergies from the Truck operations contributed a great deal to the improvement, as did the new and highly successful product program of Volvo trucks and the clearly improved profitability of Renault Trucks.

Volvo Penta’s sales and profitability remained on a high level. Construction Equipment showed solid performance despite the fact that demand for heavy construction equipment remained at a low level. Financial Services improved its profitability again and Volvo Aero was relatively successful in adapting its operations to lower volumes.

Volvo Buses, on the other hand, continued to experience difficulty in adapting its cost levels. Volumes continued to decline due to weak demand in all markets and the stiff price competition and weak demand in the key tourist bus sector continued to exert pressure on profitability. A new president was appointed for Volvo Buses on June 1 to continue efforts to improve profitability.

The Group’s aggressive program of product renewal is ongoing. In June, Volvo Trucks launched its new flagship, the Volvo FH16, with a 16-liter engine with up to 610 horsepower, which reinforces Volvo’s strong position in the premium segment in Europe.

Construction Equipment upgraded its program for excavators. A wheel-loader equipped with a new engine that meets environmental requirements that will take effect in 2005 is already undergoing field-testing. The new engines represent yet another example of the Volvo Group’s position at the forefront in heavy diesel machinery.

The new models developed by the Truck companies, Volvo CE and Volvo Penta continue to capture market share through their improved performance and environmental characteristics. A great deal of energy is now being devoted to strengthening our presence in new growth markets and securing and developing our dealer network. In June, Volvo Trucks and China National Heavy Trucks agreed on a joint venture for production of heavy trucks in China, and in July, Volvo acquired Bilia’s trucks and construction equipment business. The acquisition of the strong Bilia dealerships and workshop network will continue to enhance Volvo Truck’s European distribution system.

While we do see signs of a more stable market trend, we feel it is too soon to change our outlook for the full year. We still expect a market of approximately 200,000 heavy trucks in Europe and 170,000 in North America. However, we also expect that the total market is more likely to differ from the forecast on the positive side rather than the negative.

With synergies in place, a strong product portfolio and a significantly reduced cost level the Volvo Group is well positioned when market conditions improve.

Leif Johansson

Significant events during the second quarter of 2003

Volvo CE acquires dealer L.B. Smith in the US

On May 2, Volvo Construction Equipment purchased the assets associated with the Volvo distribution business of L.B. Smith, Inc., its largest dealer in the US. Through the purchase, Volvo took over assets amounting to approximately USD 189 M, primarily inventory at fair wholesale market value. No goodwill or real estate was included in the deal. Through the transaction, Volvo assumed liabilities of approximately USD 189 M. Volvo CE’s strategy to work mainly together with independent dealers remains. Because the ambition is to spin off the acquired distribution business, the LB Smith distribution business will not be consolidated in the Volvo Group's financial statements.

Public offer for the trucks and construction equipment business of Bilia

On May 26, 2003, AB Volvo announced a public offer for Bilia’s truck and construction equipment operations. Bilia is a leading service supplier and reseller of Volvo trucks and construction equipment. The offer is to exchange three shares in the Bilia car business for four shares in Kommersiella Fordon Europa AB (KFAB) comprising Bilia’s truck and construction equipment operations.

On July 7, Volvo announced that it controls more than 90 percent of capital and votes in KFAB. Volvo has established that all conditions for the offer have been fulfilled, and AB Volvo will request compulsory acquisition of the remaining shares in KFAB. The acceptance period is extended through August 8, 2003 for those shareholders who have not yet tendered their shares. Settlement for shareholders who submit their shares during the extended acceptance period is expected to be August 15, 2003. KFAB and its subsidiaries will be consolidated in the Volvo Group as of July 2003.

Introduction of the New Volvo FH16

On June 5, Volvo Trucks presented the new Volvo FH16. The investment in the new model amounts to about SEK one billion, largely focused on the all-new 16-liter engine, available with a choice of two power outputs, 610 and 550 horse powers. The new Volvo FH16 is the most powerful, comfortable and safest truck that Volvo Trucks has ever built. The Volvo FH16 is developed to meet the trend for heavier, longer truck combinations and higher engine performance as transport volumes continue to increase in Europe.

Volvo starts assembly of trucks in China

On June 9, Volvo Trucks signed a Joint Venture agreement with China National Heavy Truck Corporation, CNHTC, for production of trucks. The registered capital in the joint venture company amounts to EUR 60 M, which is split equally between the two parties. Production is planned to commence by the end of this year.

AB Volvo delisted from the Brussels Stock Exchange

On June 16, the Volvo share was delisted from the First Market of the Euronext Brussels Stock Exchange following an earlier application from AB Volvo. As of June 17, 2003 Bank Brussels Lambert (BBL) provides for a listing of Volvo’s international depositary receipt on the Trading Facility market.

New president of Volvo Trucks North America

Peter Karlsten, president for Volvo Trucks operations in Latin America, has been appointed president of Volvo Trucks North America. Peter Karlsten will assume his new position on October 1 of this year.

Significant events earlier in 2003

Volvo Aero signs overhaul contracts

Volvo Aero signed an agreement with German MTU Aero Engines to manufacture components for the GP 7000, an engine intended for Airbus’s forthcoming A380 jumbo jet. Volvo Aero also signed two contracts, with a combined value of more than SEK 280 M, covering overhaul of JT9D engines.

Volvo Trucks and Sistema start production of heavy trucks in Russia

Volvo Trucks became the first Western truck manufacturer to start production under its own name in Russia. This move is the result of a joint venture with Russian partner AFK Sistema. The new assembly facility for heavy trucks was inaugurated on March 20, in Zelenograd, just north of Moscow.

Volvo CE starts production of excavators in China

The first Volvo Excavator built in Volvo CE’s new factory located in the Pudong area outside Shanghai in China left the production line in the beginning of April. The new factory will have a production capacity of a couple of thousand units per year.

The Volvo Group - 2003

Net sales

Net sales of the Volvo Group for the second quarter of 2003 amounted to SEK 44,593 M, compared with SEK 49,294 M in 2002. This represents a decline of 1.6% adjusted for changes in currency rates.

Net sales of Trucks amounted to SEK 29,413 M in the second quarter of 2003, down 2% adjusted for currency effects compared with the year-earlier period. Deliveries in Western Europe were down 15% and deliveries in North America decreased to 9,831 vehicles (10,592). In Asia the number of invoiced trucks increased to 3,357 units.

Net sales of Buses for the second quarter of 2003 amounted to SEK 3,087 M, down 20% adjusted for currency effects. Adjusted for currency effects, net sales for Volvo CE were up 11%. Volvo Penta’s and Volvo Aero’s sales were down by 1% and 8%, respectively.

During the first six months, the Group’s net sales in Western Europe increased by 3%, partly as a result of the production change over to the Volvo FH/FM trucks in the first quarter of 2002. Net sales in North America were down 20% in the first six months due to lower USD exchange rates and lower deliveries of Mack trucks. Sales in South America declined 22%, while growth was noted in Eastern Europe and Asia.

The distribution of net sales by market is further specified in the table below:
Net sales by market area	Second quarter		First six months		Change
SEK M	2003	2002	2003	2002	in %	% of total
Western Europe	24 490	25 670	48 155	46 767	+3	56
Eastern Europe	2 039	1 946	3 740	3 264	+15	4
North America	11 648	14 491	20 997	26 229	-20	25
South America	1 059	1 239	1 912	2 450	-22	2
Asia	3 762	3 342	6 750	5 992	+13	8
Other markets	1 595	2 606	3 970	4 977	-20	5
Total	44 593	49 294	85 524	89 679	(5)	100

Operating income

Operating income for the second quarter of 2003 amounted to SEK 2,242 M, compared with SEK 1,559 M in the year-earlier period.

Trucks’ operating income for the second quarter of 2003 was SEK 1,023 M (483). The earnings showed a significant improvement in North America where profitability developed favorably for both Volvo and Mack despite adverse market conditions. Strong performance continued in Europe, where Renault Trucks reported improved earnings and Volvo Trucks continued its solid performance.

Volvo CE reported a strong second quarter and operating income amounted to SEK 425 M (464). Earnings within Buses continued to be unsatisfactory and the operating loss amounted to SEK 89 M for the quarter, compared with an operating income of SEK 51 M in the year-earlier period. Earnings for Volvo Penta remained favorable, with an operating margin of 10.4% in the second quarter of 2003. Volvo Aero’s operating income declined to SEK 11 M compared with SEK 40 M in the year-earlier period. Financial Services operating income rose to SEK 221 M (120) in the second quarter. Operating income for other operations in the second quarter, including a dividend from the holding in Scania of SEK 501 M (318), amounted to SEK 439 M (176).

Operating income for the Group in the second quarter of 2003 included capitalization of development costs, net of amortization, totaling SEK 189 M compared with SEK 398 M in the year-earlier period.

Other operating expenses declined to SEK 325 M in the second quarter (958). The decline is mainly attributable to forward exchange contracts. However, the total effect on operating income from changed exchange rates was negative in an amount of about SEK 100 M compared with the year-earlier period.

Operating income by business area is further specified in the table below:

Operating income	Second quarter		First six months
SEK M	2003	2002	2003	2002
Trucks	1 023	483	1 550	9
Buses	(89)	51	(172)	(43)
Construction Equipment	425	464	565	333
Volvo Penta	212	225	371	371
Volvo Aero	11	40	5	118
Financial Services	221	120	433	235
Other	439	176	399	174
Operating income	2 242	1 559	3 151	1 197

Net interest expense

Net interest expense for the second quarter 2003 amounted to SEK 170 M compared with SEK 167 M during the first quarter this year. The net interest expense was favorably affected by lower interest rates, lower USD exchange rates and lower net financial debt as a consequence of positive cash-flow during the quarter. These positive effects were offset by higher net financial debt as a result of the dividends paid in April.

Taxes

During the second quarter of 2003, a tax expense of SEK 321 M was reported (212), mainly relating to current tax expenses in subsidiaries outside Sweden.

Consolidated income statements	Second quarter		First six months
SEK M	2003	2002	2003	2002
Net sales	44 593	49 294	85 524	89 679
Cost of sales	(35 998)	(40 560)	(69 312)	(73 765)
Gross income	8 595	8 734	16 212	15 914
Research and development expenses	(1 664)	(1 373)	(3 433)	(2 878)
Selling expenses	(3 789)	(3 787)	(7 386)	(7 584)
Administrative expenses	(1 282)	(1 455)	(2 586)	(2 732)
Other operating income and expenses	(325)	(958)	(583)	(2 052)
Income from Financial Services*	221	120	433	235
Income from investments in associated companies	3	(47)	5	(31)
Income from other investments	483	325	489	325
Operating income	2 242	1 559	3 151	1 197
Interest income and similar credits	382	313	666	579
Interest expenses and similar charges	(552)	(500)	(1 003)	(1 014)
Other financial income and expenses	(29)	(62)	(14)	(70)
Income after financial items	2 043	1 310	2 800	692
Taxes	(321)	(212)	(565)	(330)
Minority interests in net income	0	(18)	(7)	(28)
Net income	1 722	1 080	2 228	334

Income per share, SEK	4.10	2.60	5.30	0.80
* Financial Services reported in accordance with the equity method.

Key operating ratios, Volvo Group	Second quarter		First six months
%	2003	2002	2003	2002
Sales growth	(9.5)	4.7	(4.6)	(1.3)
Gross margin	19.3	17.7	19.0	17.7
Research and development expenses in % of net sales	3.7	2.8	4.0	3.2
Selling expenses in % of net sales	8.5	7.7	8.6	8.5
Administrative expenses in % of net sales	2.9	3.0	3.0	3.0
Operating margin	5.0	3.2	3.7	1.3

Condensed income statement - Financial Services	Second quarter		First six months
SEK M	2003	2002	2003	2002
Net sales	2 234	2 435	4 551	4 883
Income after financial items	221	120	433	235
Taxes	(46)	(35)	(117)	(62)
Net income	175	85	316	173

Key ratios - Financial Services			June 30	Dec 31
12 months figures unless otherwise stated			2003	2002
Return on shareholders' equity, %			6.6	4.8
Equity ratio at end of period, %			11.6	10.8
Asset growth first six months 2003 and full year 2002, %			(3.9)	(5.7)

Consolidated balance sheets	Volvo Group excl
	Financial Services 1)	Financial Services			Volvo Group total
	June 30	Dec 31	June 30	Dec 31	June 30	Dec 31
SEK M	2003	2002	2003	2002	2003	2002
Assets
Intangible assets	16 384	16 919	109	126	16 493	17 045
Property, plant and equipment	27 399	27 789	3 061	3 010	30 460	30 799
Assets under operating leases	9 351	11 155	12 070	13 284	20 577	23 525
Shares and participations	34 555	34 750	232	236	27 046	27 492
Long-term customer finance receivables	41	55	24 485	25 348	24 323	25 207
Long-term interest-bearing receivables	3 575	4 189	5	7	3 579	4 188
Other long-term receivables	8 355	8 489	74	47	8 170	8 297
Inventories	28 950	27 564	740	741	29 690	28 305
Short-term customer finance receivables	46	44	23 461	22 700	23 126	21 791
Short-term interest bearing receivables	7 890	4 306	0	0	3 978	1 302
Other short-term receivables	26 025	25 767	1 698	2 126	26 434	25 693
Marketable securities	19 445	16 570	125	137	19 570	16 707
Cash and bank	5 784	7 584	624	1 602	6 237	8 871
Total assets	187 800	185 181	66 684	69 364	239 683	239 222

Shareholders' equity and liabilities
Shareholders' equity	75 388	78 278	7 741	7 494	75 388	78 278
Minority interests	226	247	0	0	226	247
Provision for post-employment benefits	16 346	16 218	25	18	16 371	16 236
Other provisions	14 147	13 893	2 210	2 828	16 357	16 721
Loans	29 181	22 494	52 732	54 270	77 403	72 437
Other liabilities	52 512	54 051	3 976	4 754	53 938	55 303
Shareholders' equity and liabilities	187 800	185 181	66 684	69 364	239 683	239 222

1) Financial Services reported in accordance with the equity method.

Balance sheet

The Group's total assets at the end of June 2003 amounted to SEK 239.7 billion, an increase of SEK 0.5 billion since year-end 2002. Total assets decreased by SEK 6.4 billion as a consequence of changes in currency exchange rates. This effect was mainly offset by higher inventories and new accounting principles for derivative instruments (see further on page 21).

Shareholders' equity and minority interests amounted to SEK 75.6 billion corresponding to 40.3 % of total assets, excluding Financial Services. The Group's shareholders’ equity was reduced by SEK 1.8 billion in connection with the adoption of new accounting principles for pensions and other post-employment benefits (see further on page 21). Furthermore, a dividend of SEK 3.4 billion was paid to AB Volvo's shareholders in April. Other changes in shareholders' equity during the period are specified in the accompanying table.

The Group's net financial debt per June 30, 2003, amounted to SEK 8.8 billion, corresponding to 11.7% of shareholders' equity and minority interests. All changes of the Group's net financial position are specified in the accompanying table.

Change of Net financial position, SEK bn	Second quarter		First six months
Beginning of period		(9.1)		(6.1)
Cash flow from operating activities	4.0		3.1
Investments in fixed assets, net	(1.2)		(2.7)
Customer Finance receivables, net	0.0		0.0
Investments in shares, net	0.0		0.0
Acquired and divested operations	(0.1)		0.1
Cash-flow after net investments, excluding Financial Services		2.7		0.5
Change in provision for post-employment benefits		0.0		(1.8)
Dividend to AB Volvo’s shareholders		(3.4)		(3.4)
Currency effect		1.2		1.9
Other		(0.2)		0.1
Total change		0.3		(2.7)
Net financial position at end of period		(8.8)		(8.8)

Key ratios	June 30	Dec 31
12 month figures unless otherwise stated	2003	2002
Income per share, SEK	7.80	3.30
Return on shareholders' equity, %	4.2	1.7
Net financial position at end of period, SEK billion	(8.8)	(6.1)
Net financial position at end of period as percentage of shareholders' equity and minority interests	(11.7)	(7.7)
Shareholders' equity and minority interests at end of period as percentage of total assets	31.5	32.8
Shareholders' equity and minority interests as percentage of total assets, excluding Financial Services	40.3	42.4

Change in shareholders' equity	Jan - June
SEK bn	2003	2002
Beginning of period	78.3	85.2
Translation differences	0.0	(1.8)
Transition impact of new accounting standards for pensions and other post-employment benefits	(1.8)	-
Dividend to AB Volvo's shareholders	(3.4)	(3.4)
Net income	2.2	0.3
Other changes	0.1	(0.2)
Balance at end of period	75.4	80.1

	June 30	Dec 31
Number of Volvo shares, millions	2003	2002
Number of shares outstanding	419.4	419.4
Average number of shares outstanding during the period	419.4	419.4
Company shares held by AB Volvo	22.1	22.1

Cash flow statement	Second quarter		First six months
SEK bn	2003	2002	2003	2002
Operating activities
Operating income *	2.0	1.5	2.7	1.0
Add depreciation and amortization	1.8	2.2	3.5	4.1
Other non-cash items	0.2	0.5	0.2	0.6
Change in working capital	(0.3)	0.3	(3.0)	(2.3)
Financial items and income taxes paid	0.3	0.0	(0.3)	(0.2)
Cash flow from operating activities	4.0	4.5	3.1	3.2

Investing activities
Investments in fixed assets	(1.4)	(1.4)	(3.0)	(3.1)
Investment in leasing vehicles	0.0	(0.1)	0.0	(0.1)
Disposals of fixed assets and leasing vehicles	0.2	0.4	0.3	0.7
Customer Finance receivables, net	0.0	0.0	0.0	0.0
Investments in shares, net	0.0	0.0	0.0	0.0
Acquired and divested operations	(0.1)	(0.2)	0.1	0.0
Cash-flow after net investments excl Financial Services	2.7	3.2	0.5	0.7

Cash-flow after net investments, Financial Services	(1.0)	(1.1)	(1.9)	(2.2)

Cash-flow after net investments, Volvo Group total	1.7	2.1	(1.4)	(1.5)

Financing activities
Change in other loans, net	(0.8)	2.1	5.0	2.7
Loans to external parties, net	(0.2)	0.9	0.1	1.2
Dividend paid to AB Volvo's shareholders	(3.4)	(3.4)	(3.4)	(3.4)
Other	0.0	0.0	0.0	0.0
Change in liquid funds excl translation differences	(2.7)	1.7	0.3	(1.0)
Translation difference on liquid funds	0.0	(0.3)	(0.1)	(0.5)
Change in liquid funds	(2.7)	1.4	0.2	(1.5)
* excluding Financial Services

Condensed cash-flow statement, Financial Services	Second quarter		First six months
SEK bn	2003	2002	2003	2002
Cash-flow from operating activities	1.3	1.8	2.1	2.6
Net investments in credit portfolio etc	(2.3)	(2.9)	(4.0)	(4.8)
Cash-flow after net investments	(1.0)	(1.1)	(1.9)	(2.2)

The Volvo Group's cash flow

Cash flow after net investments, excluding Financial Services, amounted to SEK 2.7 billion during the second quarter of 2003. Operating cash flow in the quarter was SEK 2.8 billion (3.4). The positive trend during the second quarter was mostly related to the improved earnings capacity and to reduced inventory levels compared with the end of the first quarter.

Cash flow after net investments within Financial Services was negative in an amount of SEK 1.0 billion in the quarter (1.1).

Net borrowing decreased during the second quarter by SEK 0.8 billion. During the same period, total liquid funds decreased by SEK 2.7 billion and amounted to SEK 25.8 billion as of June 30, 2003.

Financial review by business area
Net sales	Second quarter		First six months		Change
SEK M	2003	2002	2003	2002	in %
Trucks	29 413	32 554	56 806	59 112	(4)
Buses	3 087	4 142	6 053	7 307	(17)
Construction Equipment	6 252	6 188	11 034	10 664	3
Volvo Penta	2 031	2 249	3 939	4 211	(6)
Volvo Aero	1 863	2 338	4 107	4 823	(15)
Other	1 947	1 823	3 585	3 562	1
Net sales	44 593	49 294	85 524	89 679	(5)

Operating income	Second quarter		First six months		12 months
SEK M	2003	2002	2003	2002	moving values
Trucks	1 023	483	1 550	9	2 730
Buses	(89)	51	(172)	(43)	(223)
Construction Equipment	425	464	565	333	638
Volvo Penta	212	225	371	371	647
Volvo Aero	11	40	5	118	(108)
Financial Services	221	120	433	235	688
Other	439	176	399	174	419
Operating income	2 242	1 559	3 151	1 197	4 791

Operating margin	Second quarter		First six months		12 months
%	2003	2002	2003	2002	moving values
Trucks	3.5	1.5	2.7	0.0	2.3
Buses	(2.9)	1.2	(2.8)	(0.6)	(1.7)
Construction Equipment	6.8	7.5	5.1	3.1	3.0
Volvo Penta	10.4	10.0	9.4	8.8	8.7
Volvo Aero	0.6	1.7	0.1	2.4	(1.3)
Operating margin	5.0	3.2	3.7	1.3	2.8

Trucks

Net sales by market area	Second quarter		First six months		Change
SEK M	2003	2002	2003	2002	in %
Europe	17 357	18 397	34 553	33 356	+4
North America	7 982	9 649	14 060	17 370	(19)
South America	740	892	1 365	1 737	(21)
Asia	2 234	1 545	3 798	2 644	+44
Other markets	1 100	2 071	3 030	4 005	(24)
Total	29 413	32 554	56 806	59 112	(4)

Total market

The heavy truck market in Western Europe increased by 2% in the first five months of 2003, compared with the same period last year. This figure reflected the deliveries mainly during the first quarter of 2003 and the fourth quarter 2002. The market in UK was up 20% and Germany was up 4%, from a low level. Eastern Europe continues on an upward trend.

The US heavy-truck market (class 8) was down 6% in the first six months of 2003, compared with the year-earlier period. In the second quarter there were, however, some signs of strengthening. Order activity increased industry-wide from the first quarter, but continued to lag behind the first half of 2002 – with the year-ago comparison affected by the pre-buying among major customers in advance of the October 2002 emissions regulations. Retail sales volume growth was held back by continued concern among customers over the timing of any general economic recovery. In Brazil, the heavy truck market increased by 26% compared with the year-earlier period.

Deliveries

Total deliveries from the Group’s truck operations amounted to 39,606 vehicles in the second quarter of 2003, a decline of 10% compared with the year-earlier period. In Europe, 23,267 trucks were delivered, compared with 27,009 trucks in 2002. Deliveries in North America were down 7% compared with the year-earlier period totaling 9,831 trucks. Deliveries in Asia continued to develop favorably.

During the first six months of 2003 a total of 35,644 Volvo trucks were delivered, corresponding to an increase of 10%, compared with the year-earlier period. Europe was up 7%, North America up 8% and Asia up 32%. The increase in Europe is based on a strong order book for the new Volvo FM and FH models and reduced deliveries in the first quarter in 2002 due to production changeover. The strong trend in Asia is to a large extent based upon substantial increases in Iran.

Renault Trucks’ deliveries during the first six months of 2003 amounted to 30,627 vehicles, 7% below the year-earlier period. Deliveries to Eastern Europe increased by 23%. In Western Europe, deliveries increased by 15% in the UK and by 8% in Spain. In markets outside Europe, deliveries decreased by 7%, although deliveries of CKD kits (Completely Knocked Down) have increased by 17%.

Mack deliveries were down to 9,410 trucks in the first six months, compared with 11,809 trucks a year earlier. The decline was also partly related to competition from truck OEMs able to offer engines that are not compliant with the EPA ’02 emission requirements. The lower delivery figures also reflect the end of the transition of Mack highway production to the New River Valley Plant.

Order situation

Volvo Trucks’ total order intake was down 8% compared with the first six months in 2002. The decline was partly related to the high order intake in the beginning of 2002 during the introduction of the new Volvo FM/FH trucks. Volvo’s order intake in Europe for the first six months was 20% below the year-earlier period. In North America, order intake was 5% higher than in the previous year. Volvo’s order intake in Asia was up 5% in the first six months, mainly due to a positive development in Iran.

The order intake for Renault Trucks declined by 14% during the beginning of the year, mainly due to a decline in Western Europe and an unfavorable market mix. Orders are increasing in Eastern Europe (up 4%) and in the rest of the world for both built up trucks and CKD kits (up 22%), compared with the year-earlier period. Renault Midlum was able to maintain the same level of order intake as last year, showing the continued interest among customers for this range launched three years ago.

Order intake for the first six months for Mack was about 35% below the year-earlier period. Mack’s core segments of construction and refuse continued to be characterized by caution about further investment in the absence of more certainty about economic recovery.

Market shares

The combined market share for heavy trucks in Western Europe for the truck operations of the Volvo Group was 28.3% through May, compared with 27.0% in the year-earlier period. Volvo Trucks share of the market was 16.1% (13.2) in the heavy class. This was due to high deliveries in the first quarter of 2003, as well as in the fourth quarter of 2002. Renault Trucks’ share of the market declined in the medium-duty segment, down 0.9 percentage points, and in the heavy-duty segment, down 1.7 points compared with the year-earlier period.

In the US, the combined market share in class 8 declined to 20.2% (22.4). Volvo’s market shares through June in the US amounted to 10.0% (7.9). This increase was due to a high demand for the new Volvo VN. Mack’s share of the market fell to 10.2% (14.5) in the first six months of 2003. This decrease is an effect of a general decline in the vocational segment. However, Mack continues to hold or increase market share in its core segments of construction and refuse in the face of lower sales volumes.

In Brazil Volvo continued to be the market leader. The market share through June was 24.8% (31.1). Volvo managed to defend the product price level successfully in a very price competitive market.

Financial performance

Net sales for the second quarter amounted to SEK 29,413 M, compared with SEK 32,554 M in the year-earlier period, a decrease of 2% adjusted for currency effects. Operating income for the second quarter of 2003 was SEK 1,023 M (483). Earnings showed a significant improvement in North America where profitability developed favorably for both Volvo and Mack, despite adverse market conditions. Strong performance continued in Europe, where Renault Trucks reported improved earnings and Volvo Trucks continued its solid performance.

New products and other events

On June 5, Volvo Trucks presented the new Volvo FH16. The Volvo FH16 is equipped with an all-new 16-liter engine, available with a choice of two power outputs, 610 and 550 horsepower. The new Volvo FH16 is the most powerful, comfortable and safest truck that Volvo Trucks has ever built. Production will start in the autumn of 2003.

On June 9, Volvo Trucks signed a Joint Venture agreement with China National Heavy Truck Corporation, CNHTC, for production of trucks. Production will start by the end of 2003 in CNHTC's premises in Jinan, in the Shandong province. The initial capacity will be 2,000 trucks per year. Volvo’s product range in China will be Volvo FL, Volvo FM9 and Volvo FM12. The ambition is to increase volumes to 10,000 trucks per year by 2010 with a high level of local integration.

On July 11, all conditions for Volvo’s acquisition of Bilia’s trucks and construction equipment business were met. Bilia is a leading service supplier and dealer of Volvo trucks and construction equipment with operations in the Nordic countries, France, Germany and some additional countries in Europe. The acquisition of the strong Bilia dealerships and workshop network will significantly strengthen Volvo Truck’s European distribution system.

At the beginning of the year, Renault Trucks received an order from the French Army for
2,820 tactical trucks to be delivered over a five-year period. In June, Renault Trucks started deliveries of Renault Midlum CKD kits to Saipa Diesel in Iran. The program calls for 1,152 kits in 2003. A new integrated Customer Center has been opened in March within the Saint Priest facilities outside Lyon as part of an enhancement intended to increase service levels and strengthen the network in Europe.

Mack’s ASET engine technology is gaining customer acceptance, with feedback indicating general satisfaction with the EPA ’02 compliant engines’ performance and fuel economy.

The transition of production to New River Valley (NRV) was completed on May 1, 2003 with the ramp-up of production of Mack highway application product to 36 units a day. The 2,000th Mack vehicle assembled at NRV came off the line in mid May.

Buses
Net sales by market area	Second quarter		First six months		Change
SEK M	2003	2002	2003	2002	in %
Europe	1 864	2 181	3 554	3 741	(5)
North America	716	1 083	1 473	1 940	(24)
South America	92	99	135	196	(31)
Asia	265	522	606	966	(37)
Other markets	150	257	285	464	(39)
Total	3 087	4 142	6 053	7 307	(17)

Total market

Large regional variations continued to prevail in the global market for buses. The global coach market remained at a low level. In Europe, the total market was at a slightly lower level, although the markets in the Nordic countries and the UK showed considerable improvement. The European coach market was stable at a relatively low level but the city bus market was more uncertain depending on the current business cycle trends in leading markets. The market in Asia-Pacific experienced a short-term recession. China, however recovered strongly after the SARS crisis. In Mexico the private market was stable. Demand in South America was very low.

Order situation

Order intake during the quarter was low, 1,735 (2,632). Considerable decreases were noted primarily in Mexico, Asia-Pacific and International. The order backlog on the closing date was 3,301 units, a decline compared with the corresponding period last year (3,790).

Deliveries

During the second quarter, Volvo Buses delivered 1,835 buses (2,571). Deliveries decreased considerably in North America, China, Iran and other international regions. Higher volumes were noted in the Nordic countries and the UK, however.

Market shares

Volvo’s market share in Europe was mainly unchanged at approximately 14%. An increase was noted in the Nordic countries, while in the UK and continental Europe, Volvo’s market share declined. Market shares in Asia-Pacific and Mexico increased. The market share for coaches in Canada/USA was unchanged at approximately 20%.

Financial performance

Net sales during the second quarter amounted to SEK 3,087 M (4,142), which corresponded to a decline of 20% adjusted for currency effects. Operating income was substantially lower, compared with the previous year, and an operating loss of SEK 89 M (income: 51) was reported. Earnings were negatively affected by lower sales volumes, heavily competitive pricing in Europe as well as reduced capacity utilization in production.

In focus

Volvo Buses is executing forceful programs to improve profitability. Capacity is being reduced in response to lower demand levels, cost cutting programs are being implemented and marketing activities are aimed at improving pricing and increasing volumes. Programs are targeted at significantly improve cash flow and asset management within the company.

Construction Equipment
Net sales by market area	Second quarter		First six months		Change
SEK M	2003	2002	2003	2002	in %
Europe	3 304	3 038	5 905	5 283	+12
North America	1 619	1 935	2 715	3 161	(14)
South America	146	172	256	347	(26)
Asia	952	841	1 692	1 508	+12
Other markets	231	202	466	365	+28
Total	6 252	6 188	11 034	10 664	+3

Total market

The total combined world market for heavy and compact construction equipment, within Volvo CE´s product range, increased by 8% during the second quarter, compared with the corresponding period in the preceding year. In Europe the market was flat, in North America the increase was 8%, while other markets were up 17%, strongly driven by China (up 55%) and Eastern Europe (up 49%).

The market for heavy construction equipment increased by 10% during the second quarter compared with a year earlier. The North American market was up 2%, while Europe was down 6% and other markets increased by 25%.

The world market for compact equipment increased by 6%. The North American market was up 14% while both Europe and other markets increased by 4%.

Market share

Compared with the year earlier period, Volvo CE was able to increase its share of the total market in several important product and geographical areas, mainly due to recently launched products equipped with new fuel efficient and environmentally friendly Volvo engines.

Order situation

The value of the order backlog at June 30 was approximately 9% higher than on the same date in 2002. Compared with the end of the seasonally strong first quarter the value of the order backlog was around 15% lower at the end of the second quarter.

Financial performance

Volvo CE’s net sales amounted to SEK 6,252 M (6,188) during the second quarter, an increase of 11%, adjusted for currency effects. Operating income during the quarter amounted to SEK 425 M (464). The operating margin was 6.8%. Operating income for the first six months amounted to SEK 565 M (333), an increase of 70% due mainly to increased volumes and a favorable product mix.

Product introductions and other events

In connection with the trade fair Intermat in Paris in May, Volvo CE launched several new products on the market. The product program was upgraded with new generations of crawler excavators, the EC160B, EC180B and EC210B, two new compact excavators, the EC13 and EC55B, and a new articulated hauler A35D 4x4. During the quarter Volvo CE commenced field-testing of Tier 3 engines that are compliant with legislation for exhaust emissions that will come into force in the US in January 2005. The first Tier 3 engine is installed in a L220 wheel loader.

In April, Volvo CE announced the acquisition of L.B. Smith, its largest dealer in the Unites States. The ambition is to spin off the acquired distribution business over time, most likely in a number of smaller units compared with the present organization.

Seven new Volvo CE rental stores were opened in North America during the second quarter. As of June 30, a total of 74 Volvo CE Rents Rental Stores were up and running or under development agreement.

Volvo Penta
Net sales by market area	Second quarter		First six months		Change
SEK M	2003	2002	2003	2002	in %
Europe	1 191	1 171	2 299	2 205	+4
North America	521	662	1 042	1 240	(16)
South America	38	30	70	63	+11
Asia	227	335	430	616	(30)
Other markets	54	51	98	87	+13
Total	2 031	2 249	3 939	4 211	(6)

Total market

The world market for marine and industrial engines gradually recovered during the first six months of the year. The situation varies considerably however. In Europe, total demand for marine engines continued to be stable, while demand in North America was significantly lower.

In South America, the total market remained weak, while in Asia, the favorable trend for industrial engines continued. The conflict in Iraq contributed to the sharp decline of the total market in that region, including Saudi Arabia, traditionally one of Volvo Penta’s largest markets for industrial engines.

Order situation

During the first half of 2003, Volvo Penta’s order inflow was higher than ever before, due partly to continued strong demand for diesel engines from large European boat manufacturers. The engine plants in Vara and China are operating at full capacity, and Volvo Penta is currently evaluating a possible expansion of production capacity in these plants.

Market share

Demand from boat manufacturers throughout the world for Volvo Penta products is increasing, resulting in ongoing strengthening of the Company’s positions in the marine engine market. The successful product launches of the past few years have played a significant role in helping to strengthen Volvo Penta’s position as a leading supplier of onboard diesel engines to the leisure boat industry.

Volvo Penta has maintained its strong market positions on the industrial engine side as well, due partly to the favorable sales trend in Asia and in new markets such as Iran.

Financial performance

The weakening of the USD against the SEK had an adverse effect on both sales and operating profit in the first six months.

Sales during the second quarter amounted to a total of SEK 2,031 M, compared with SEK 2,249 M in the preceding year. The decline is almost entirely attributable to the weaker USD. Sales were distributed among Volvo Penta’s three business segments as follows: Marine Leisure: SEK 1,303 M (1,406); Marine Commercial: SEK 238 M (271); and Industrial: SEK 490 M (572). Sales of industrial engines were adversely affected not only by the weakened currency, but also by lower volumes to Saudi Arabia.

Operating income for the second quarter amounted to SEK 212 M, compared with SEK 225 M in the year-earlier period. During the second quarter, the operating margin amounted to 10.4% (10.0).

New products

During spring 2003, Volvo Penta conducted several launch-related activities in preparation for its comprehensive program of product introductions scheduled for the autumn. During the third quarter, several products will be launched, which should further strengthen Volvo Penta’s strong position in the leisure boat industry.

On the industrial side, Volvo Penta launched during the second quarter the TAD722VE, a new 7-liter diesel engine for industrial applications. This new medium-heavy industrial engine is used primarily in generator sets but is also suitable for various types of mobile applications, such as forklifts.

Volvo Aero
Net sales by market area	Second quarter		First six months		Change
SEK M	2003	2002	2003	2002	in %
Europe	903	963	2 067	1 949	+6
North America	774	1 200	1 647	2 460	(33)
South America	44	44	85	95	(11)
Asia	80	95	216	251	(14)
Other markets	62	36	92	68	+35
Total	1 863	2 338	4 107	4 823	(15)

Total market

The war in Iraq and the outbreak of the SARS epidemic in Asia caused a sharp drop in airline passenger traffic during the spring. In May, all major regions of the world reported traffic decreases for the month. Asia-Pacific international traffic dropped by 46%. US traffic declined by 6% and European traffic fell by 5%. During the first five months of 2003, world airline passenger traffic decreased by 5% over the same period last year.

Passenger demand in Asia began to pick up after the World Health Organisation lifted its advisory warning against travel to China in June, and Asian carriers are restoring services.

During the first half of the year, Airbus and Boeing delivered 294 commercial jets, down 23% over the same period last year.

Order situation

As a result of the crisis in the aviation industry, orders for new aircraft engine components and spare parts for engines continued to decline. Volvo Aero’s current assessment is that the number of deliveries of new aircraft will not start to increase again before 2006.

The decline in air travel also had a major impact on the spare-parts market and the need for engine overhaul. Recovery in the aftermarket will take longer than previously anticipated. The current assessment is that it will be possible to discern a turnaround in 2004 at the earliest.

Financial performance

Net sales fell to SEK 1,863 M (2,338) during the period corresponding to a decline of 8% adjusted for currency effects. The operating income amounted to SEK 11 M (40), which was attributable to favorable results for the manufacture of components for commercial aircraft engines and in military operations. The operating margin was 0.6% (1.7). Profitability remains unsatisfactory in aircraft engine overhaul, sales of spare parts and stationary gas turbines.

The emphasis is now on continued adaptation of operations to the severe downturn in the international aviation industry, and in the second quarter Volvo Aero announced personnel reductions of about 250 employees.

In the aftermarket segment, Volvo Aero is working to sign new long-term contracts with airlines and major producers in the industry, both for engine maintenance and other types of service. In the components segment, the company is also seeking to establish new, long-term cooperation agreements.

New orders

Volvo Aero and SAS, Scandinavian Airline System signed a contract whereby Volvo Aero became the principal supplier of engine overhaul services for SAS/Spanair´s fleet of MD80 aircraft. The contract, which covers the period up to and including 2006, is expected to be worth SEK 1.8 billion for Volvo Aero. It is estimated that several hundred JT8D engines will be taken in for maintenance during the contract period.

Boeing and Volvo Aero Services extended their marketing and distribution agreement through December 2009. Under this agreement, Volvo Aero Services will continue to market and sell Boeing surplus inventory for commercial aircraft in addition to developing new joint customer offerings. The first contract between Boeing and Volvo Aero was signed in 1999, and since then the two companies have continuously developed the partnership.

Financial Services

New financing

The total volume of new retail financing during the first six months 2003 amounted to SEK 12.0 billion, which was SEK 0.6 billion lower than the same period last year. Total number of contracts financed during the first six months was 14,392 with an average financing volume per contract of SEK 0.83 M. Volvo Trucks accounted for 54% (50) of the volume, Volvo Construction Equipment for 16% (14), Renault Trucks for 16% (12), Buses for 6% (11) and Mack Trucks for 8% (10).

In the markets where financial services are offered, the average penetration for the first six months was 31% for Volvo Trucks, 28% for Construction Equipment, 21% for Volvo Buses, 14% for Renault Trucks and 10% for Mack Trucks. Expressed as an average, Volvo Financial Services (VFS) financed 22% of the Group’s products sold in the markets where financing is offered.

Total assets

Total assets as of June 30, 2003 amounted to SEK 67 billion (69), of which SEK 60 billion (61) was in the credit portfolio. Adjusted for the effects of foreign exchange movements, the credit portfolio grew by 1.6% during the first six months, compared with a growth of 4.7% during the year-earlier period. The credit portfolio consisted of 56% Volvo Trucks, 16% Construction Equipment, 10% Buses, 10% Renault Trucks and 6% Mack Trucks. The remaining 2% was mainly related to Volvo Aero and Volvo Penta.

Financial performance

Operating income for the second quarter amounted to SEK 221 M (120) compared with first quarter earnings in 2003 of SEK 212 M (115). Return on equity calculated as a 12 month moving average was 6.6% (3.7). The equity ratio at June 30, 2003 was 11.6% (10.7).

Write-offs for the second quarter 2003 amounted to SEK 217 M (159), of which SEK 74 M attributable to the implementation of VFS’s new write-off policy. The annualized write-off ratio year to date was 1.88% (1.16). Adjusted for the additional write-offs made for the Peruvian portfolio in the first quarter and VFS’s new write-off policy, the write-off ratio for the first six months was 0.81% (0.79). At the end of June, total credit reserves amounted to 2.1% of the credit portfolio, compared with 2.2% at the end of the first quarter.

During the first six months of 2003, the US customer finance operation continued to improve and returned to profitability. The European and International Regions continue to show strong, stable results. New finance volume and credit portfolio size are important factors for continuing controlled profitable growth, underscoring the need to develop further the opportunities with all Volvo Business Areas and expand our International Regions.

AB Volvo (Parent Company)

AB Volvo’s net sales during the first half of 2003 amounted to SEK 214 M (229). Loss after financial items amounted to SEK 269 M (income: 581), which included loss from investments in Group companies amounting to SEK 510 M (income: 328), as well as income from investments in other companies amounting to SEK 507 M (323). Investments in fixed assets amounted to SEK 0 M (0). Liquid funds on the closing date amounted to SEK 2,340 M, compared with SEK 9,044 M at year-end.

At the end of the second quarter, the net financial debt amounted to SEK 2,351 M, compared with net financial assets of SEK 3,281 M at year-end.

Number of employees

As of June 30, 2003, the Volvo Group had 73,124 employees, compared with 71,156 at the end of 2002. The increase relates to the consolidation of the Chinese joint ventures, Sunwin Bus and Xian Silverbus and Volvo truck dealers in Brazil.

Göteborg, July 23, 2003.

AB Volvo (publ)

Leif Johansson

President and CEO

This report has not been reviewed by AB Volvo’s auditors.
Quarterly figures,
Volvo Group
SEK M unless otherwise specified	2/2002	3/2002	4/2002	1/2003	2/2003
Net sales	49 294	41 524	45 877	40 931	44 593
Cost of sales	(40 560)	(34 090)	(37 598)	(33 314)	(35 998)
Gross income	8 734	7 434	8 279	7 617	8 595
Research and development expenses	(1 373)	(1 335)	(1 656)	(1 769)	(1 664)
Selling expenses	(3 787)	(3 612)	(4 197)	(3 597)	(3 789)
Administrative expenses	(1 455)	(1 474)	(1 258)	(1 304)	(1 282)
Other operating income and expenses	(958)	(378)	(559)	(258)	(325)
Income from Financial Services*	120	126	129	212	221
Income from investments in associated companies	(47)	59	98	2	3
Income from other investments	325	(3)	(13)	6	483
Operating income	1 559	817	823	909	2 242
Interest income and similar credits	313	308	359	284	382
Interest expenses and similar charges	(500)	(428)	(428)	(451)	(552)
Other financial income and expenses	(62)	(113)	(17)	15	(29)
Income after financial items	1 310	584	737	757	2 043
Taxes	(212)	(158)	(102)	(244)	(321)
Minority interests	(18)	(5)	3	(7)	0
Net income	1 080	421	638	506	1 722

Depreciation and amortization included above
Volvo Group excl Financial Services	2 184	1 960	1 669	1 718	1 777
Financial Services	708	712	877	738	728
Total	2 892	2 672	2 546	2 456	2 505

Income per share, SEK	2.60	1.00	1.50	1.20	4.10
Average number of shares, million	419.4	419.4	419.4	419.4	419.4
* Financial Services reported in accordance with the equity method.
Income per share is calculated as net income divided by the weighted average number of shares outstanding during the period.

Key operating ratios
%	2/2002	3/2002	4/2002	1/2003	2/2003
Gross margin	17.7	17.9	18.0	18.6	19.3
Research and development expenses in % of net sales	2.8	3.2	3.6	4.3	3.7
Selling expenses in % of net sales	7.7	8.7	9.1	8.8	8.5
Administrative expenses in % of net sales	3.0	3.5	2.7	3.2	2.9
Operating margin	3.2	2.0	1.8	2.2	5.0

Net sales
SEK M	2/2002	3/2002	4/2002	1/2003	2/2003
Trucks	32 554	28 507	31 133	27 393	29 413
Buses	4 142	2 876	3 852	2 966	3 087
Construction Equipment	6 188	5 061	5 287	4 782	6 252
Volvo Penta	2 249	1 735	1 723	1 908	2 031
Volvo Aero	2 338	1 961	2 053	2 244	1 863
Other	1 823	1 384	1 829	1 638	1 947
Net sales	49 294	41 524	45 877	40 931	44 593

Operating income
SEK M	2/2002	3/2002	4/2002	1/2003	2/2003
Trucks	483	673	507	527	1 023
Buses	51	(84)	33	(83)	(89)
Construction Equipment	464	120	(47)	140	425
Volvo Penta	225	117	159	159	212
Volvo Aero	40	(72)	(41)	(6)	11
Financial Services	120	126	129	212	221
Other	176	(63)	83	(40)	439
Operating income	1 559	817	823	909	2 242

Operating margins
%	2/2002	3/2002	4/2002	1/2003	2/2003
Trucks	1.5	2.4	1.6	1.9	3.5
Buses	1.2	(2.9)	0.9	(2.8)	(2.9)
Construction Equipment	7.5	2.4	(0.9)	2.9	6.8
Volvo Penta	10.0	6.7	9.2	8.3	10.4
Volvo Aero	1.7	(3.7)	(2.0)	(0.3)	0.6
Operating margin	3.2	2.0	1.8	2.2	5.0

Accounting principles

With exception of accounting changes described below, Volvo has in the preparation of this report applied the accounting principles described in Note 1 of the Volvo Group's 2002 annual report.

Change of accounting principles in 2003

Effective in 2003 Volvo has adopted RR29 Employee benefits in its financial reporting. RR29 Employee benefits, which was issued by the Swedish Financial Accounting Standards Council in December 2002, conforms in all significant respects with IAS19 Employee benefits issued earlier by the International Accounting Standards Committee (IASC). By adoption of RR29, defined benefit plans for pensions and health-care benefits in all the Group's subsidiaries are accounted for with consistent principles. In Volvo's financial reporting up to 2002, such plans have been accounted for by applying the local rules and directives in each country. In accordance with the transition rules of the new standard, a transitional liability has been established as per January 1, 2003, determined in accordance with RR29. This transitional liability has been determined to exceed the liability recognized as per December 31, 2002, in accordance with earlier principles with SEK 1.8 billion. The excess liability has consequently been recognized as per January 1, 2003, as an increase of provisions for pensions and similar benefits and a corresponding decrease of shareholders’ equity. In accordance with the transition rules of the new standard, Volvo has not restated figures for earlier years in accordance with the new accounting standard. Because the Group's subsidiaries up to 2002 have been applying local rules in each country, the impact of adopting RR29 differs for different countries of operations. Compared with earlier accounting principles in Sweden, the adoption of RR29 has mainly had the effect that plan assets invested in Volvo's Swedish pension foundation as from 2003 are accounted for at a long-term expected return rather than be revalued each closing date to fair value. For Volvo's subsidiaries in the United States, differences relate to accounting for past service costs and the fact that RR29 does not include rules about minimum liability adjustments.

Effective in 2003, Volvo has adopted RR27 Financial instrument: Disclosure and presentation, which conforms to a large extent with IAS32 issued by the International Accounting Standards Board (IASB). The adoption of RR27 has affected the balance sheet presentation of certain derivative instruments that are used to manage financial risks related to financial assets and liabilities. According to RR27, derivative instruments with unrealized gains should be presented as assets and derivative instruments with unrealized losses should be presented as liabilities. According to Volvo's earlier accounting principles, derivative instruments used for management of financial assets were reported as assets and derivative instruments used for management of financial liabilities were reported as liabilities. As a consequence of adoption to the presentation principles in RR27, the Volvo Group's assets increased by SEK 3,0 billion (included in "Short-term interest bearing receivables") and the Group's liabilities increased with the corresponding amounts (included in "Loans").

Units invoiced Trucks	Second quarter 2003	Second quarter 2002	First six months 2003	First six months 2002	Change in %
Europe	23,267	27,009	46,976	47,748	(2)
Western Europe	20,959	24,627	42,604	43,923	(3)
Eastern Europe	2,308	2,382	4,372	3,825	14
North America	9,831	10,592	16,310	18,034	(10)
South America	1,191	1,365	2,470	2,529	(2)
Asia	3,357	2,257	6,165	3,974	55
Other markets	1,960	2,558	3,760	4,818	(22)
Total, Trucks	39,606	43,781	75,681	77,103	(2)

Mack Trucks	Second quarter 2003	Second quarter 2002	First six months 2003	First six months 2002	Change in %
North America	5,189	6,475	8,602	11,030	(22)
South America	86	152	184	334	(45)
Asia	37	3	47	4	1,075
Other markets	355	185	577	441	31
Total	5,667	6,815	9,410	11,809	(20)

Renault Trucks	Second quarter 2003	Second quarter 2002	First six months 2003	First six months 2002	Change in %
Europe	13,697	15,813	27,727	29,760	(7)
Western Europe	12,665	14,840	25,665	28,089	(9)
Eastern Europe	1,032	973	2,062	1,671	23
North America	78		147		n/a
South America	45		60		n/a
Asia	685	56	1,060	138	768
Other markets	808	1,668	1,633	2,964	(45)
Total	15,313	17,537	30,627	32,862	(7)

Volvo Trucks	Second quarter 2003	Second quarter 2002	First six months 2003	First six months 2002	Change in %
Europe	9,570	11,196	19,249	17,988	7
Western Europe	8,294	9,787	16,939	15,834	7
Eastern Europe	1,276	1,409	2,310	2,154	7
North America	4,564	4,117	7,561	7,004	8
South America	1,060	1,213	2,226	2,195	1
Asia	2,635	2,198	5,058	3,832	32
Other markets	797	705	1,550	1,413	10
Total	18,626	19,429	35,644	32,432	10

Units invoiced, buses/bus chassis	Second quarter 2003	Second quarter 2002	First six months 2003	First six months 2002	Change in %
Europe	852	1,036	1,614	1,750	(8)
Western Europe	789	961	1,523	1,600	(5)
Eastern Europe	63	75	91	150	(39)
North America	351	535	708	980	(28)
South America	94	126	129	210	(39)
Asia	415	651	947	1,088	(13)
Other markets	123	223	253	385	(34)
Total, buses/bus chassis	1,835	2,571	3,651	4,413	(17)